C21 INVESTMENTS INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 16, 2019

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of C21 Investments Inc. (the "Company") will be held at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia on Monday, December 16, 2019 at 9:00 a.m. (Pacific Time) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended January 31, 2019, and the auditor's report thereon;

2. to fix the number of directors at five and to elect five directors for the ensuing year;

3. to appoint the Company's auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, Proxy form and Return Card also accompany this Notice of Meeting.

Only shareholders of record at the close of business on November 1, 2019 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated on the Proxy form.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting, or any adjournment thereof, or received by the chair of the Meeting before the commencement of the Meeting, or any adjournment thereof.  If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 1st day of November, 2019.

 BY ORDER OF THE BOARD

 "Michael Kidd"

 Michael Kidd

 CFO and Corporate Secretary